DIFFUSION PHARMACEUTICALS INC.

300 East Main Street

Suite 201

Charlottesville, Virginia 22902

July 12, 2023

VIA EDGAR

Suzanne Hayes

Dillon Haigus

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diffusion Pharmaceuticals Inc.

Registration Statement on Form S-4

(File No. 333-271823)
Originally filed on May 11, 2023, as amended

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Diffusion Pharmaceuticals Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-4 to become effective on Thursday, July 13, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant requests that it be notified of such effectiveness by a telephone call to David Rosenthal, Esq. of Dechert LLP, counsel to the Registrant, at (212) 698-3616 or by an email to david.rosenthal@dechert.com.

Thank you for your assistance. If you should have any questions, please contact Mr. Rosenthal at (212) 698-3616.

Very truly yours,

/s/ Robert J. Cobuzzi, Jr., Ph.D.
Robert J. Cobuzzi, Jr., Ph.D. President and Chief Executive Officer